Exhibit 99.B(d)(81)

June 20, 2005

Nomura Corporate Research and Asset Management Inc.

2 World Financial Center, Building B, 17th Floor
New York, New York 10281-1198

Ladies and Gentlemen:

SEI Investments Management Corporation (the “Adviser” or “we”) provides management and advisory services to the SEI Institutional Investments Trust (“SIIT”) and SEI Institutional Managed Trust (“SIMT” and, together with SIIT, the “Trusts”).  In connection with the services provided to the Trusts, we periodically recommend the hiring of investment sub-advisers that will purchase and sell securities for the benefit of the portfolios of the Trusts.  Reference is made to the investment sub-advisory agreements between the Adviser and Nomura Corporate Research and Asset Management Inc. (the “Sub-Adviser” or “you”) with respect to the SIIT’s High Yield Bond Fund and SIMT’s High Yield Bond Fund (collectively, the “Funds”), each dated September 22, 1999, as amended (collectively, the “Agreements”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreements.

In addition to the terms of the Agreements, the Adviser agrees and acknowledges, on behalf of the Funds, that:

subject to the terms and conditions of the Agreements, the Sub-Adviser is authorized to sign and execute all documents and agreements and to take all other action that the Sub-Adviser reasonably considers necessary or advisable in order to manage the Assets and shall have full authority to bind the Funds in connection therewith.

Please execute a copy of this letter in the place provided below as evidence of your written consent to this agreement.

Very truly yours,

SEI Investments Management Corporation

By:	/s/ Timothy D. Barto

Name:	Timothy D. Barto

Title:	Vice President

Agreed and acknowledged:

Nomura Corporate Research and Asset Management Inc.

By:	/s/ Robert Levine

Name:	Robert Levine

Title:	President